FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca PLC appoints two new non-executive directors”, dated 1 July 2003.

2.	Press release entitled, “Dealing by Directors”, dated 8 July 2003.

3.	Press release entitled, “FDA Advisory Committee unanimously recommends approval of Crestor® (rosuvastatin calcium)”, dated 10 July 2003.

4.	Press release entitled, “Exanta™ (ximelagatran) shows efficacy in first study for treatment of venous thromboembolism (VTE) – supports regulatory submission”, dated 14 July 2003.

5.	Press release entitled, “Front half of AstraZeneca PLC Second Quarter and Half Year Results 2003”, dated 24 July 2003.

6.	Press release entitled, “Second half of AstraZeneca PLC Second Quarter and Half Year Results 2003”, dated 24 July 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	28 July 2003	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

ASTRAZENECA PLC APPOINTS TWO NEW

NON-EXECUTIVE DIRECTORS

AstraZeneca PLC today announced that two new Non-Executive Directors are to join the Board of Directors with immediate effect.

They are Ms. Michele Hooper, formerly President and Chief Executive Officer of Stadtlander Drug Company in the US and earlier with Baxter, and Mr Joe Jimenez, President and Chief Executive Officer of Heinz Europe.

Mr. Percy Barnevik, Chairman of AstraZeneca, said: “I am very pleased that Michele Hooper and Joe Jimenez are joining us. Michele brings considerable experience of the US healthcare industry and Joe has expertise in brand development and consumer marketing both in the US and Europe. This experience will add great benefit to the work of the Board.”

1 July 2003

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

NOTE TO NEWS EDITORS:

The biographical details of Ms.Hooper and Mr. Jimenez are as follows:

Ms Michele J Hooper (51)

Business experience
Stadtlander Drug Company
President and CEO (1998 - 1999)

Baxter (including Baxter spin-offs) (1976 -1998)
• Caremark International (Now Medpartners Inc.)
Corporate VP And President – International Businesses (1992 - 1998)

•	Alternate Site International
President (1991 - 1992)

•	Baxter Healthcare Corp.
President – Canada (1988 - 1991)

•	Baxter International, Inc.
VP – Corporate Planning (1984 - 1998)

•	Baxter Healthcare Corp.
Various Management Positions (1976 - 1984)

Current Boards
PPG Industries, Inc.
Target Corporation
Davita Inc.

Mr Joe Jimenez (42)

Business Experience

H J Heinz Company
º	Executive Vice President, President and Chief Executive Officer – Heinz Europe (2002 to present)
º	Senior Vice President and President – Heinz North America (2001 - 2002)
º	Corporate Vice President and President – Heinz North America (1998 - 2001)

Conagra
º	President – Hunt Wesson/Peter Pan & Orville Redenbacher/Swiss Miss Food Cos. (1997 - 1998)
º	Various positions including Senior Vice President – Marketing, Orville Redenbacher/Swiss Miss & Vice President – Marketing, La Choy / Rosarita & Vice President – Orville Redenbacher Popcorn (1993 - 1997)

Clorox Company
º	Senior Marketing Officer (1984 - 1993)

Current Boards
Hain Celestial Group, Inc.

- Ends -

Item 2

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT, ON 7 JULY 2003, SIR TOM MCKILLOP, A DIRECTOR OF THE COMPANY, ACQUIRED AN INTEREST IN 61 ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH AT A PRICE OF 2439 PENCE PER SHARE. THE INTEREST ARISES AS A RESULT OF THE AUTOMATIC ANNUAL ACQUISITION OF ASTRAZENECA SHARES BY EMPLOYEES PARTICIPATING IN THE COMPANY'S PARTNERSHIP SHARE ARRANGEMENTS. PARTNERSHIP SHARES ARE ACQUIRED AND HELD ON BEHALF OF PLAN PARTICIPANTS BY ASTRAZENECA EMPLOYEE SHARE TRUST LIMITED UNDER THE TERMS OF THE ASTRAZENECA ALL EMPLOYEE SHARE PLAN, WHICH IS OPEN TO ALL UK EMPLOYEES OF THE COMPANY. FOLLOWING THIS ACQUISITION, SIR TOM MCKILLOP HAS A TOTAL INTEREST IN 69,560 ORDINARY SHARES, WHICH REPRESENTS APPROXIMATELY 0.004 PER CENT OF THE NUMBER OF SHARES CURRENTLY IN ISSUE.

G H R MUSKER
COMPANY SECRETARY
8 JULY 2003

Item 3

FDA ADVISORY COMMITTEE UNANIMOUSLY RECOMMENDS
APPROVAL OF CRESTOR® (rosuvastatin calcium)

AstraZeneca announced today that the Endocrinologic and Metabolic Advisory Committee to the U.S. Food and Drug Administration (FDA) unanimously voted to recommend approval for CRESTOR® (rosuvastatin calcium) as an adjunct to diet for the treatment of various lipid disorders including hypercholesterolemia, mixed dyslipidemia and isolated hypertriglyceridemia. The FDA will now review the Committee’s recommendation and make its final decision on granting marketing approval for CRESTOR.

“The Committee’s unanimous recommendation to approve CRESTOR represents a vote of confidence in the clinical profile of CRESTOR,” said Howard Hutchinson, Vice President of Clinical Research, AstraZeneca. “We believe that once approved, CRESTOR will provide patients who are untreated or not at their target cholesterol levels with an important new treatment option in the control of elevated cholesterol.”

The clinical development programme for CRESTOR is the largest pre-approval programme ever submitted to evaluate the safety and efficacy of a new statin. More than 12,500 patients are included in the safety database with more than 4,000 patients exposed to the 40 mg dose. The most commonly reported treatment-related adverse events were myalgia, abdominal pain, nausea and asthenia.

CRESTOR belongs to the class of lipid-lowering medications called HMG- CoA reductase inhibitors, or “statins” and has been studied in more than 24,000 patients worldwide. CRESTOR is being studied in an extensive clinical outcomes programme known as GALAXY, which includes more than 19,000 patients from 23 countries.

AstraZeneca licensed worldwide rights to CRESTOR from the Japanese pharmaceutical company Shionogi & Co., Ltd. CRESTOR was first approved in the Netherlands in 2002 and approval has recently been granted in 23 other countries. Launches have occurred in a number of countries, including Canada, the Netherlands and the United Kingdom.

AstraZeneca (AZN: NYSE) is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $17.8 billion and leading positions in sales of cardiovascular, gastrointestinal, oncology, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global and European) as well as the FTSE4Good Index.

10 July 2003

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Gary Bruell, Tel: +1 302-885-1554
Rachel Bloom-Baglin, Tel: +1 302-886-7858

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

- Ends -

Item 4

EXANTATM (ximelagatran) SHOWS EFFICACY IN FIRST STUDY FOR
TREATMENT OF VENOUS THROMBOEMBOLISM (VTE) – SUPPORTS
REGULATORY SUBMISSION

AstraZeneca announced today that data from the THRIVE Treatment study show that ExantaTM (ximelagatran), the first in a new class of oral anticoagulants called oral direct thrombin inhibitors (oral DTIs), is as effective as the current standard of care treatment regimen, enoxaparin/warfarin, in the treatment of acute venous thromboembolism (VTE; deep vein thrombosis with or without pulmonary embolism) and secondary prevention of recurrent VTE events. Importantly, the six month long study, presented today at the XIX Congress of the International Society on Thrombosis and Haemostasis (ISTH) in Birmingham, UK, also showed a favourable trend for Exanta in bleeding and mortality rates compared with the standard therapy regimen.

THRIVE Treatment, an international, randomised, multicentre, double-blind study, was designed as a non-inferiority study to compare fixed dose oral Exanta 36mg twice daily with the current standard treatment, enoxaparin (1mg/kg) followed by dose-adjusted warfarin (INR 2.0-3.0). The primary endpoint of the study was achieved, demonstrating the equivalent efficacy of oral Exanta to the standard treatment regimen in the prevention of recurrent VTE over six months. The incidence of recurrent VTE events was 26 Exanta vs 24 enoxaparin/warfarin (estimated cumulative risk 2.1% vs 2.0%), in the ITT (Intention To Treat) analysis.

“The impact of thrombosis is often underestimated, despite the fact that it is the third most common cardiovascular disease worldwide, affecting over five million people each year,” said Dr. Hamish Cameron, Vice President, Head of Exanta, AstraZeneca. “The results of THRIVE Treatment complement the earlier findings of THRIVE III, and further demonstrate the promise of Exanta to be at least as effective as the best type of standard treatment currently available. These studies will form the basis for the regulatory submission for Exanta in the treatment and long-term prevention of VTE, which remains on track for late this year.”

Safety and mortality outcomes also showed a favourable trend for Exanta over enoxaparin/warfarin with respect to the risk of major bleeding: 14 Exanta vs 25 standard treatment, (estimated cumulative risk 1.3% vs 2.2%) in the OT (On Treatment) analysis and all-cause mortality: 28 Exanta vs 42 standard treatment, (estimated cumulative risk 2.3% vs 3.4%), ITT analysis.

Laboratory blood tests in the study showed an incidence of liver enzyme elevations in 9.6% of patients receiving Exanta, compared with 2% of patients receiving enoxaparin/warfarin. These elevations decreased spontaneously whether treatment continued or was stopped. As has been seen in previous studies, these elevations were typically transient and not associated with any specific clinical symptoms.

Patients taking Exanta benefit from at least as effective anti-thrombotic protection as those treated with well-controlled warfarin, but without the limitations of warfarin treatment or its requirement for time and cost-intensive coagulation monitoring and dose titration. These promising efficacy results need to be considered alongside the safety profile for Exanta emerging from this study and from other clinical trials, which will define its overall benefit-risk profile.

Exanta has completed phase III studies in a number of indications and is the first oral anticoagulant to reach late stage clinical trials since the development of warfarin more than 50 years ago. To date more than 30,000 patients have been enrolled in the Exanta clinical trial programme. Of the 17,000 patients who have been treated with Exanta, over a third (7,000) have received Exanta treatment for at least six months. The current worldwide market for anti-thrombotics is $9.6 billion.

Exanta is being reviewed in Europe for the prevention of venous thromboembolism (VTE) following elective hip or knee replacement surgery and will be submitted for regulatory approval in the US for the same indication in Q4 2003. In addition to the regulatory submission for the treatment of VTE, scheduled for submission in Europe in the fourth quarter of this year, submissions in the EU and US for the prevention of stroke in atrial fibrillation patients are also planned for the 4Q of 2003.

Exanta is a trademark of the AstraZeneca group of companies.

14 July 2003

Media Inquiries:

Steve Brown, +44 (0) 207 304 5033
Emily Denney, +44 (0) 207 304 5034

Investor Inquiries:

Mina Blair-Robinson, +44 (0) 207 304 5084
Jonathan Hunt, +44 (0) 207 304 5087

Editors’ Notes:

The THRIVE Treatment study was established from study groups from the THRIVE II & V studies.

The THRombin Inhibitor in Venous thromboEmbolism (THRIVE) Treatment study involved 2,489 patients with acute deep vein thrombosis (DVT), of whom 37% had confirmed pulmonary embolism. Patients were randomly assigned to, and received, either oral ximelagatran 36mg bid for six months, or subcutaneous enoxaparin 1mg/kg bid for a minimum of five days followed by warfarin (target INR of 2.0-3.0) for six months.

The rationale for ‘non-inferiority’ studies: As many highly effective treatments are available in various therapeutic areas, placebo-controlled trials are often now considered unethical. Therefore, the concept of non-inferiority testing is increasingly common where the objective of these studies is to demonstrate that a treatment is ‘not inferior to’ or 'as effective as' a gold standard treatment. This can then enable treatments to be differentiated in terms of their respective additional advantages to the patient and physician, such as convenience or benefit-risk. Exanta met the non-inferiority criterion in the THRIVE Treatment study.

- Ends -

Item 5

AstraZeneca PLC
Second Quarter and Half Year Results 2003

“First half results ahead of expectations. Interim dividend increased by 10 percent. EPS targets for the year increased.”

Financial Highlights

Group	2nd Quarter 2003	2nd Quarter 2002	Actual %	CER %	Half Year 2003	Half Year 2002	Actual %	CER %
	$m	$m			$m	$m
Sales	4,436	4,312	+3	-4	9,171	8,658	+6	-

Operating Profit	889	1,064	-16	-18	2,161	2,361	-8	-10

Profit before Tax	921	1,065	-14	-17	2,214	2,383	-7	-9

Earnings per Share	$ 0.39	$ 0.45	-13	-16	$ 0.93	$ 1.00	-6	-8

All narrative in this section refers to growth rates at constant exchange rates (CER)

  Sales for the first half year were unchanged in CER terms despite the loss of $1.2 billion in US sales of Prilosec™, Zestril™ and Nolvadex™.
  Operating profit for the first half declined by 10 percent, chiefly on lower other operating income this year ($62 million) in comparison to last year ($211 million), which included a disposal gain.
  Sales for key growth and launch products increased by 48 percent to $3.7 billion in the first half.
  Second quarter sales were down 4 percent as a result of the anticipated wholesaler destocking in the US market. Sales outside the US increased 4 percent.
  Operating profit in the second quarter was down 18 percent, as the anticipated destocking was accompanied by modest increases (up 3 percent CER) in R&D and SG&A expense.
  Nexium sales in the first half increased by 76 percent to $1,466 million. Sales in the last 12 months exceeded $2.6 billion.
  Crestor™ sales were $12 million as the product continues to perform well in its first launch markets. On 9 July an Advisory Committee to the US Food and Drug Administration voted unanimously to recommend approval for Crestor™.
  Sales of Iressa™ were $66 million in the first half year, including $18 million in the US since its launch in mid-May.
  The Board has recommended an increase in the interim dividend to $0.255.

Sir Tom McKillop, Chief Executive, said: "The successful transformation of our product range is shown by the replacement of $1.2 billion US sales of Prilosec™, Zestril™ and Nolvadex™ lost to generics by new and high growth products, leaving sales unchanged for the first half. As a result of this strong sales performance and prospects for the rest of the year we have raised our earnings target for the year to the range of $1.65 to $1.75 per share. We have also increased the interim dividend by 10 percent to $0.255.”

London, 24 July 2003

Media Enquiries:	Steve Brown/Emily Denney (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858
Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065/(212) 581 8720

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

First Half

First half sales were unchanged from the prior year in CER terms. The strengthening of exchange rates versus the US dollar lifted the actual sales growth rate to 6 percent. Operating profit was down 10 percent, chiefly on significantly lower other operating income in comparison to last year, which included a disposal gain. Costs were well managed as SG&A and R&D costs grew by 4 percent in CER terms. The currency benefit on operating profit was 2 percentage points positive. Earnings per share declined by 8 percent to $0.93. In view of the increased expectations for the year and the progress of the portfolio transformation, the Board has recommended an increased first interim dividend of $0.255 (15.9 pence; SEK 2.07) to be paid on 6 October 2003.

Sales for the first half were up 5 percent in markets outside the US, and were down by 4 percent in the US market. The portfolio transformation is progressing well. Global sales of the cohort of ten recently launched and growth products increased by 48 percent to $3.7 billion, and now comprise 40 percent of sales. This strong growth offset the loss of $1.2 billion US sales of Prilosec™, Zestril™ and Nolvadex™, leaving total first half sales unchanged compared to 2002.

Nexium™ sales increased by 76 percent in the first half, with strong growth in the US (up 74 percent) and in the rest of the world (up 83 percent). During the second quarter, Nexium™ share of new prescriptions in the US PPI market surpassed those of Prilosec™ and generic omeprazole combined. Nexium™ now ranks second in new prescriptions share of the overall US PPI market, and first in new prescriptions by gastroenterologists.

Symbicort™ sales were $249 million in the first half (up 79 percent) on market share gains in the rapidly growing market for fixed combination asthma treatments.

Sales for Iressa™ reached $66 million in the first half, including $18 million in sales in the US since launch in mid-May. Through the end of June nearly 5,000 retail prescriptions have been dispensed for Iressa™ in the US and, including patients still in the expanded access programme, it is estimated that as many as 10,000 patients may be currently taking Iressa™ in this market.

Crestor™ continues to perform well in its first launch markets. Sales were $12 million in the first half. Crestor™ share of the dynamic segment of the statin market (defined as new and switch patients but excluding from the data pool patients who are simply continuing their existing treatment) is around 30 percent in Canada (private payer segment only) and in the Netherlands. On 9 July the Endocrinology and Metabolic Advisory Committee to the US Food and Drug Administration voted unanimously to recommend approval for Crestor™.

Second Quarter

Sales in the second quarter were down 4 percent in CER terms. The weaker US dollar lifted the reported actual sales growth to 3 percent. Operating profit was down 18 percent as costs grew against a sales decline. R&D and SG&A costs continue to be tightly managed, growing by 3 percent in CER terms. The currency effect on operating profit was 2 percentage points positive. Earnings per share in the second quarter were 16 percent lower, at $0.39.

Sales outside the US increased by 4 percent in the quarter, as sales growth from Nexium™, Symbicort™ and Oncology products more than offset declines in Losec™ and Zestril™.

US sales were down 11 percent as a result of wholesaler destocking and as generic erosion continued on Prilosec™ (down 52 percent), Nolvadex™ (down 94 percent) and Zestril™ (down 86 percent). US sales excluding these three products grew by 23 percent (or by an estimated 35 percent on an underlying demand basis, adjusted for the net destocking effect).

As expected, wholesaler stocks declined from the levels seen in the first quarter. Estimated inventory levels at the end of the second quarter are now at or below normal for Nexium™ and Seroquel™ and are trending down for Atacand™. Wholesaler purchasing in excess of underlying demand continued for Toprol-XL™ in the second quarter. Across the entire product range, the company estimates the value of inventory in the distribution channels has been reduced to around $200 million above normal (half the level at the end of the first quarter), the majority of which is Toprol-XL™.

AstraZeneca PLC

Future Prospects All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Based on the strong performance to date, prospects for the second half, and assuming current exchange rates hold for the remainder of the year, the company has increased its expectations for earnings per share for the full year to the range of $1.65 to $1.75 per share.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the USA, the successful registration and launch of new products (in particular Crestor™, Iressa™, and Exanta™), continued growth of currently marketed products, the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and changes in the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2002 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Gastrointestinal

	Second Quarter			Half Year
			CER %			CER %
	2003	2002		2003	2002

Losec™/Prilosec™	742	1,116	-39	1,434	2,308	-42
Nexium™	631	464	+31	1,466	811	+76

Total	1,390	1,597	-18	2,935	3,149	-11

  Sales of Nexium™ in the second quarter grew by 50 percent in markets outside the US. Total prescriptions in the US for the second quarter grew by 50 percent , but wholesaler destocking resulted in a sales increase of 25 percent. The company believes that US wholesaler inventories for Nexium™ are now at or even somewhat below normal at the end of the quarter.
  Sales of Nexium™ in the first half were up 74 percent in the US, and by 83 percent in the rest of the world. Global sales of Nexium™ in the last 12 months exceeded $2.6 billion.
  Nexium™ continues to build upon its market leading share of new prescriptions by GI specialists in the US, and in the overall market, Nexium™ prescriptions have now overtaken those of Prilosec™ and omeprazole combined, to become the number two PPI in the US market.
  US sales of Prilosec™ were down by 52 percent in the second quarter and by 56 percent in the half year. Total prescriptions in the US were down by 65 percent through June. Prilosec™ share of total omeprazole prescriptions in the US was 35 percent in June.
  Sales of Losec™ in markets outside the US were down by 18 percent in the quarter, and by 20 percent in the first half. Good growth is still being achieved in Japan, with sales up 48 percent in the first half.

Cardiovascular

	Second Quarter			Half Year
			CER %			CER %
	2003	2002		2003	2002

Seloken™ / Toprol-XL™	380	206	+79	748	437	+67
Atacand™	152	129	+6	358	278	+20
Plendil™	129	97	+26	239	203	+12
Zestril ™	118	269	-61	226	546	-63
Crestor™	9	-	n/m	12	-	n/m

Total	967	889	+1	1,936	1,835	-

  Toprol-XL™ continues its strong growth in the US. Market share of total beta blocker prescriptions reached 25.1 percent in June, and prescriptions increased by 29 percent through June. US sales in the second quarter (up 112 percent) once again exceeded underlying demand. As a result, the company estimates channel inventories are more than $150 million above normal levels at the end of the quarter.
  outside the US increased by 13 percent in the second quarter and by 12
  Sales of Seloken™/Toprol-XL™ percent in the first half.
  Total prescriptions for Atacand™ products in the US were up 14 percent through June, and first half sales were up 20 percent. US sales were down 19 percent in the second quarter on wholesaler destocking of inventories which, although declining, remain higher than normal at the end of the period.
  Sales of Atacand™ outside the US increased by 17 percent in the quarter and by 19 percent in the first half.

AstraZeneca PLC

  Sales of Crestor™ totalled $12 million in the first half, $9 million of which came in the second quarter. The performance of Crestor™ in the three largest markets where it has launched to date—Canada, the Netherlands, and the UK—continues to meet the company’s expectations. From an analysis of the dynamic segment of the statin market (which excludes patients from the data pool who are simply continuing their current medication) the company estimates that in the Canadian private payer market Crestor™ has around a 30 percent share after 21 weeks, and a similar share in the Netherlands after 19 weeks.
  Crestor™ was launched in Sweden and four other countries in the second quarter. The company is planning for another six launches before the end of 2003, including the US. Approval in Japan is now expected to be in the first half of 2004.
  On 9 July the Endocrinology and Metabolic Advisory Committee to the US Food and Drug Administration voted unanimously to recommend approval for Crestor™ as an adjunct to diet for the treatment of various lipid disorders.

Respiratory

	Second Quarter		CER %	Half Year		CER %

	2003	2002		2003	2002

Symbicort™	127	68	+61	249	122	+79
Pulmicort™	239	199	+13	490	426	+9
Rhinocort™	96	81	+17	186	144	+26
Accolate™	25	33	-27	56	65	-16
Oxis™	29	30	-16	60	61	-13

Total	552	448	+13	1,115	890	+16

  Symbicort™ sales were up 61 percent in the second quarter and by 79 percent in the first half. The combination market continues to grow strongly and Symbicort™ is gaining market share. Market share across Europe is now over 25 percent; Symbicort™ in Sweden is over 50 percent of the fixed combination market, in Germany it is 33 percent, and in France, it has achieved 30 percent of the market according to the most recent monthly data. The regulatory submission in the US for Symbicort™ is now scheduled for 2005.
  Pulmicort™ sales in the US were up 51 percent in the second quarter and by 37 percent in the first half, chiefly on strong prescription growth for Pulmicort™ Respules™ (up 34 percent through June) coupled with wholesaler stocking on both Pulmicort™ Respules™ and Pulmicort™ Turbuhaler™ .
  Sales of Rhinocort™ reflect growth in the US market (up 39 percent in the first half), where increasing sales of Rhinocort™ Aqua have more than offset the sales lost from the discontinuation of Rhinocort™ Nasal Inhaler (due to the phase-out of CFC containing products). Market share and total prescriptions for Rhinocort™ Aqua have grown on a year-to-date basis, as have wholesaler inventories.

AstraZeneca PLC

Oncology

	Second Quarter			Half Year
			CER %			CER %
	2003	2002		2003	2002

Casodex ™	228	148	+41	417	271	+43
Zoladex™	213	195	-	406	382	-1
Arimidex ™	143	79	+70	236	144	+54
Iressa™	47	-	n/m	66	-	n/m
Faslodex ™	15	8	+88	37	8	n/m
Nolvadex ™	39	117	-70	100	257	-63

Total	690	553	+15	1,271	1,073	+10

·	Casodex™ sales in markets outside the US were up 19 percent in the quarter, and by 22 percent in the first half. The second quarter sales growth rate in the US (up 118 percent) reflects wholesaler stocking in the current quarter coupled with destocking in the same period last year.

·	Sales for Arimidex™ outside the US increased by 50 percent in the quarter and by 46 percent at the half year. The indication for adjuvant treatment for early breast cancer is now approved in 25 countries. Arimidex™ share of the global market for aromatase inhibitors has increased by 15 percentage points since the clinical data supporting its use for early breast cancer were first presented in December 2001.

·	Total prescriptions for Arimidex™ in the US are up 54 percent through June. Sales were up 66 percent in the first half, but were up 94 percent in the second quarter, indicating some wholesaler stockbuilding in the quarter.

·	In May it was announced that clinical trials in the US and in Europe will evaluate the efficacy and safety of Arimidex™ in patients with very early breast cancer and in women at high risk of developing the disease.

·	Sales of Iressa™ reached $66 million in the first half, including $18 million in the US since launch in mid-May. Through June nearly 5,000 retail prescriptions have been dispensed for Iressa™ in the US. Sales in Japan in the second quarter returned to a more normal trend line from that seen in the first quarter.

·	Faslodex™ sales increased to $37 million in the first half, indicating that Faslodex™ is a welcome addition to treatment options for the management of advanced breast cancer.
·	The global sales decline in Nolvadex™ reflects the entry of multiple generic tamoxifen products in the US market since the end of February.
CNS

	Second Quarter			Half Year
			CER %			CER %
	2003	2002		2003	2002

Seroquel™	270	263	-1	714	592	+18
Zomig™	54	74	-35	162	166	-8

Total	331	345	-9	891	773	+11

·	Total prescriptions for Seroquel™ in the US continue to grow strongly, up 35 percent through June. Market share in June was 19.6 percent, up 2 points this year. Seroquel™ is the only product among the top three in the atypical antipsychotic class to gain market share this year.

·	In contrast to the prescription trend, Seroquel™ sales in the US have been distorted by wholesaler stocking patterns. Sales in the second quarter were down 11 percent as the above normal wholesaler inventories carried from the first quarter were unwound. First half sales were up 10 percent, with inventories at the end of the period back to normal levels.

AstraZeneca PLC

  Seroquel™ sales outside the US increased by 38 percent in the second quarter and by 56 percent in the first half.
  Sales of Zomig™ outside the US increased by 6 percent in both the second quarter and the first half. In the US, second quarter sales were down 76 percent as wholesalers destocked following the April price changes.

Pain, Infection and Other Pharma

	Second Quarter		CER %	Half Year		CER %

	2003	2002		2003	2002

Merrem™	80	74	+5	154	141	+8
Diprivan™	98	111	-17	234	222	-
Xylocaine™	50	45	+9	88	85	+2
Marcaine™	23	18	+22	42	35	+14

Total	369	357	-2	746	699	+2

  Merrem™ sales growth of 8 percent in the first half resulted from growth in non-US markets (up 16 percent) more than offsetting a decline in US sales (down 22 percent) due to constrained supply.
  Sales of Diprivan™ were unchanged in the first half, as US stockbuilding in the first quarter of this year was followed by destocking in the second quarter.

Geographic Sales

	Second Quarter		CER %	Half Year		CER %

	2003	2002		2003	2002

USA	1,962	2,214	-11	4,432	4,597	-4
Europe	1,646	1,401	-2	3,201	2,788	-1
Japan	293	240	+11	536	412	+20
RoW	535	457	+17	1,002	861	+18

  Second quarter sales in the US were down 11 percent and were affected, as expected, by wholesaler destocking of the above normal inventories present at the end of the first quarter. Generic competition for Prilosec™, Zestril™, and Nolvadex™ reduced sales of these three products by $ 1.2 billion in the first half, yet total US sales were off just 4 percent.
  Sales in Europe were down 2 percent in the quarter and by 1 percent the first half. Growth in France and Spain was offset by sales declines in the UK and pricing pressures in Italy and Germany. Notable product growth was achieved for Nexium™, Symbicort, Seroquel™, and Casodex™.
  Sales growth in Japan in the first half (up 20 percent) was driven by Iressa™, Seroquel™, Losec™, and Casodex™.

AstraZeneca PLC

Operating Review

Half Year

Reported sales were up 6 percent (unchanged CER) and operating profits down 8 percent (CER down 10 percent). The weaker US dollar increased sales growth by 6 percentage points but also increased costs so that the effect at the profit level was reduced to 2 points. Gross margin increased by 0.5 points due to favourable mix, including lower proportional payments to Merck. Operating margins declined by 3.7 points to 23.6 percent. R&D and SG&A continue to be tightly managed, growing by 4 percent in CER terms. Other operating income is significantly lower in comparison with last year, which included a disposal gain and accounts for around 1.6 points of the margin decline.

Second Quarter

Reported sales grew by 3 percent, operating profits fell by 16 percent. At constant exchange rates, sales fell by 4 percent and operating profit by 18 percent. Operating margin at 20.0 percent fell by 4.7 percentage points as a result of declining sales while costs increased. Currency also depressed margins. R&D and SG&A costs remained well controlled in the quarter increasing by only 3 percent in CER terms. Also, in the quarter, the disposal of Marlow Foods was completed and a small gain was included in other income.

Currency for the year is expected to have a small positive effect on earnings per share (around 4 cents) as the relative strength of the Euro has a positive effect on sales, outweighing the negative effect on costs as a result of the stronger sterling and Swedish Krona.

Wholesaler Stocking

Sales in the first quarter’s results were increased by speculative wholesaler purchases made ahead of anticipated price increases. At the end of the first quarter it was estimated that wholesaler inventories were approximately $400 million above normal. As expected, during the second quarter, inventory levels reduced and at the end of June it was estimated that wholesaler inventories had fallen to around $200 million above normal, a significant part of which was Toprol-XL™ with most other major products affected – including Nexium™ and Seroquel™ having returned to normal or below normal levels.

Interest and Dividend Income

Net interest and dividend income for the first half of 2003 was $53 million, $32 million in the second quarter, with higher overall cash balances compensating for lower yields on investments together with a reduction in exchange losses (particularly in the second quarter) compared with the same periods last year.

Taxation

The effective tax rate for the second quarter and half year was 27.5 percent compared with 27.0 percent for the comparative periods in 2002.

Cash Flow

Cash generated from operating activities before exceptional items in the first half of the year fell to $2,473 million from $3,149 million in the comparative period, a decline caused by a combination of lower operating profits, inventory increase and the timing of creditor settlements. Cash expenditure on exceptional items was $381 million, compared to $55 million in 2002 – the Zoladex settlement in the second quarter was the major element. Tax paid in the first six months was $762 million, $347 million higher than the same period in 2002 due to earlier payment of US taxes. Net capital expenditure was broadly comparable with the comparative period, totalling $673 million in the six months. The cash inflow of $80 million in respect of acquisitions and disposals represents the disposal of Marlow Foods in the second quarter. Share repurchases totalled $311 million and in the second quarter indebtedness of $319 million was repaid. Net cash funds fell by $235 million from the beginning of the year to stand at $3,609 million at 30 June 2003.

AstraZeneca PLC
Dividends

A first interim dividend of $0.255 (15.9 pence, SEK 2.07) will be paid on 6 October 2003 to all shareholders on the register on 22 August 2003.

Share Repurchase Programme

During the second quarter 4.6 million ordinary shares were repurchased for cancellation at a cost of $182 million bringing the total repurchases for the first half of the year to 8.6 million shares at a total cost of $311 million. Since the start of this programme 74.2 million shares have been repurchased at a total cost of $3,116 million. The total number of shares in issue (as at 30 June 2003) is 1,710 million. Approximately $900 million remains available under the previously announced share repurchase programme.

Upcoming Milestones and Key Events

2 October	Annual Business Review, Wilmington, USA
23 October	Announcement of third quarter results

Sir Tom McKillop
Chief Executive

Item 6

Consolidated Profit & Loss Account

	2003	2002
For the six months ended 30 June	$m	$m

Sales	9,171	8,658
Cost of sales	(2,237)	(2,154)
Distribution costs	(75)	(65)
Research and development	(1,597)	(1,420)
Selling, general and administrative expenses	(3,163)	(2,869)
Other operating income	62	211

Operating profit	2,161	2,361
Net interest and dividend income	53	22

Profit on ordinary activities before taxation	2,214	2,383
Taxation	(609)	(644)

Profit on ordinary activities after taxation	1,605	1,739
Attributable to minorities	(7)	(6)

Net profit for the period	1,598	1,733

Dividends to shareholders	(436)	(398)

Retained profit for the period	1,162	1,335

Earnings per Ordinary Share	$0.93	$1.00
Diluted earnings per Ordinary Share	$0.93	$1.00

Weighted average number of Ordinary Shares in issue (millions)	1,714	1,741

Diluted average number of Ordinary Shares in issue (millions)	1,716	1,743

Consolidated Profit & Loss Account

For the quarter ended 30 June	2003 $m	2002 $m

Sales	4,436	4,312
Cost of sales	(1,102)	(1,060)
Distribution costs	(40)	(35)
Research and development	(815)	(723)
Selling, general and administrative expenses	(1,637)	(1,485)
Other operating income	47	55

Operating profit	889	1,064
Net interest and dividend income	32	1

Profit on ordinary activities before taxation	921	1,065
Taxation	(253)	(288)

Profit on ordinary activities after taxation	668	777
Attributable to minorities	(2)	(2)

Net profit for the period	666	775

Dividends to shareholders	(436)	(398)

Retained profit for the period	230	377

Earnings per Ordinary Share	$0.39	$0.45
Diluted earnings per Ordinary Share	$0.39	$0.45

Weighted average number of Ordinary Shares in issue (millions)	1,712	1,736

Diluted average number of Ordinary Shares in issue (millions)	1,714	1,738

Consolidated Balance Sheet

	30 June	30 June
	2003	2002
	$m	$m

Fixed assets
Tangible fixed assets	7,005	6,079
Goodwill and intangible assets	2,863	2,748
Fixed asset investments	47	22

	9,915	8,849
Current assets
Stocks	2,765	2,460
Debtors	5,479	4,648
Cash and short-term investments	3,987	4,247

	12,231	11,355

Total assets	22,146	20,204

Creditors due within one year
Short-term borrowings and current instalments of loans	(55)	(476)
Other creditors	(7,047)	(6,646)

	(7,102)	(7,122)

Net current assets	5,129	4,233

Total assets less current liabilities	15,044	13,082

Creditors due after more than one year
Loans	(323)	(337)
Other creditors	(42)	(153)
Provisions for liabilities and charges	(1,922)	(1,547)

	(2,287)	(2,037)

Net assets	12,757	11,045

Capital and reserves
Shareholders' funds - equity interests	12,696	10,994
Minority equity interests	61	51

Shareholders' funds and minority interests	12,757	11,045

Statement of Total Recognised Gains and Losses
	2003	2002
For the six months ended 30 June	$m	$m

Net profit for the period	1,598	1,733
Exchange adjustments on net assets	647	797
Translation differences on foreign currency borrowings	-	(5)
Tax on translation differences on foreign currency borrowings	-	-
Other movements	-	3

Total recognised gains and losses relating to the period	2,245	2,528

Consolidated Cash Flow Statement

	2003	2002
For the six months ended 30 June	$m	$m

Cash flow from operating activities
Operating profit	2,161	2,361
Depreciation	417	328
Amortisation	141	131
(Increase)/decrease in working capital	(346)	251
Other non-cash movements	100	78

Net cash inflow from operating activities before exceptional
items	2,473	3,149
Outflow related to exceptional items	(381)	(55)

Net cash inflow from operating activities	2,092	3,094

Returns on investments and servicing of finance	33	3

Tax paid	(762)	(415)

Capital expenditure and financial investment
Net cash expenditure on fixed assets	(673)	(632)
Cash expenditure on fixed asset investments	-	(1)

	(673)	(633)

Acquisitions and disposals	80	-

Equity dividends paid to Shareholders	(770)	(820)

Net cash inflow before management of liquid
resources and financing	-	1,229

Management of liquid resources
Movement in short-term investments and fixed deposits (net)	487	(428)

Financing	(604)	(815)

Decrease in cash in the period	(117)	(14)

Net cash funds

Net cash inflow before management of liquid resources and financing	-	1,229
AstraZeneca PLC Ordinary Shares
Issued for cash	26	26
Repurchased for cash	(311)	(748)

(Outflow)/inflow of net cash funds in the period	(285)	507

Independent Review Report by KPMG Audit Plc to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the financial information for the six month period ended 30 June 2003 set out on pages 10 and 12 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London

24 July 2003

Notes to the Interim Financial Statements

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2003 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s 2002 Annual Report and Form 20-F.

The financial statements are unaudited but have been reveiwed by the auditors and their report is set out above. These interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

As part of AstraZeneca’s objective to align with best accounting practice, cash discounts arising from prompt payments of invoices were reclassified from cost of sales to sales for the year ended 31 December 2002. Comparatives were reclassified and additional detail at product and territorial level are available on the AstraZeneca website. Both sales and cost of sales were reduced by $145m in the first half 2002. Neither profits nor net assets were affected.

2 JOINT VENTURES AND ASSOCIATES

The group's share of joint ventures' sales for the half year to 30 June 2003 amounted to $174m and $173m for the comparative period. Share of joint ventures' operating profits for the half year to 30 June 2003, and for the comparative period, were $nil.

3 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2003	2002
For the six months ended 30 June	$m	$m

Shareholders' funds at beginning of period	11,172	9,586

Net profit for the period	1,598	1,733
Dividends to Shareholders	(436)	(398)
	1,162	1,335

Issue of AstraZeneca PLC Ordinary Shares	26	26
Repurchase of AstraZeneca PLC Ordinary Shares	(311)	(748)
Foreign currency adjustment	647	792
Other movements	-	3

Net addition to Shareholders' funds	1,524	1,408

Shareholders' funds at end of period	12,696	10,994

4 NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 31 Dec	Cash	Other	Exchange	At 30 June
	2002	flow	Non-cash	Movements	2003
	$m	$m	$m	$m	$m

Loans due after 1 year	(328)	-	5	-	(323)
Current instalments of loans	(314)	319	(5)	-	-

Total loans	(642)	319	-	-	(323)

Short-term investments	3,962	(487)	-	28	3,503
Cash	726	(264)	-	22	484
Overdrafts	(202)	147	-	-	(55)

	4,486	(604)	-	50	3,932

Net cash funds	3,844	(285)	-	50	3,609

Issue of AstraZeneca PLC Ordinary
Shares		(26)
Repurchase of AstraZeneca PLC
Ordinary Shares		311

Net cash inflow before
management of liquid resources
and financing		-

5 LEGAL PROCEEDINGS

The Company announced on 20 June 2003 a settlement of the US Department of Justice investigation into the US sales and marketing practices for Zoladex (goserelin acetate implant). Under the terms of the settlement, AstraZeneca Pharmaceuticals LP admitted to violating the Prescription Drug Marketing Act by providing free samples of Zoladex to physicians during the period 1993 through 1996, with the understanding that these physicians would bill Medicare for reimbursement. AstraZeneca also settled, without admitting liability, civil claims involving allegations that the Company provided inducements to physicians to purchase Zoladex and for improperly setting and reporting its price. The total payment associated with the settlement is $355 million, with a portion of the settlement placed in escrow to fund anticipated settlements with the individual states. The settlement also provides for a five-year Corporate Integrity Agreement with the Office of Inspector General (OIG) for the Department of Health and Human Services, under which AstraZeneca Pharmaceuticals LP is required, among other obligations, to keep in place its current Compliance Program and provide periodic reports to the OIG on the status of compliance activities.

6 HALF YEAR TERRITORIAL SALES ANALYSIS

			% Growth
	1st Half	1st Half
	2003	2002		Constant
	$m	$m	Actual	Currency

US	4,432	4,597	(4)	(4)
Canada	330	273	21	16

North America	4,762	4,870	(2)	(2)

France	688	533	29	9
UK	274	325	(16)	(24)
Germany	390	329	19	1
Italy	450	379	19	1
Sweden	152	138	10	(7)
Europe others	1,247	1,084	15	(1)

Total Europe	3,201	2,788	15	(1)

Japan	536	412	30	20
Rest of World	672	588	14	19

Total	9,171	8,658	6	-

7 SECOND QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	2nd Half	2nd Half
	2003	2002		Constant
	$m	$m	Actual	Currency

US	1,962	2,214	(11)	(11)
Canada	174	144	21	13

North America	2,136	2,358	(9)	(10)

France	359	270	33	10
UK	130	147	(12)	(21)
Germany	207	165	25	4
Italy	242	207	17	(3)
Sweden	73	74	(1)	(16)
Europe others	635	538	18	-

Total Europe	1,646	1,401	17	(2)

Japan	293	240	22	11
Rest of World	361	313	15	19

Total	4,436	4,312	3	(4)

8 HALF YEAR PRODUCT SALES ANALYSIS

	World				US

				Constant
	1st Half	1st Half	Actual	Currency	1st Half	Actual
	2003	2002	Growth	Growth	2003	Growth
	$m	$m	%	%	$m	%

Gastrointestinal:
Losec	1,434	2,308	(38)	(42)	607	(56)
Nexium	1,466	811	81	76	1,106	74
Others	35	30	17	7	11	22

Total Gastrointestinal	2,935	3,149	(7)	(11)	1,724	(15)

Cardiovascular:
Zestril	226	546	(59)	(63)	43	(87)
Seloken	748	437	71	67	576	93
Atacand	358	278	29	20	137	20
Plendil	239	203	18	12	89	24
Tenormin	165	190	(13)	(18)	13	(65)
Crestor	12	-	n/m	n/m	-	n/m
Others	188	181	4	(8)	9	(18)

Total Cardiovascular	1,936	1,835	6	-	867	(1)

Respiratory:
Pulmicort	490	426	15	9	261	37
Rhinocort	186	144	29	26	136	39
Symbicort	249	122	104	79	-	-
Accolate	56	65	(14)	(16)	38	(16)
Oxis	60	61	(2)	(13)	-	-
Others	74	72	3	(8)	-	-

Total Respiratory	1,115	890	25	16	435	31

Oncology:
Zoladex	406	382	6	(1)	84	(17)
Casodex	417	271	54	43	132	110
Nolvadex	100	257	(61)	(63)	36	(81)
Arimidex	236	144	64	54	101	66
Iressa	66	-	n/m	n/m	18	n/m
Faslodex	37	8	n/m	n/m	37	n/m
Others	9	11	(18)	(27)	-	-

Total Oncology	1,271	1,073	18	10	408	(3)

CNS:
Seroquel	714	592	21	18	545	10
Zomig	162	166	(2)	(8)	78	(19)
Others	15	15	-	(13)	2	(33)

Total CNS	891	773	15	11	625	5

Pain, Infection and Other Pharma:
Diprivan	234	222	5	-	123	13
Merrem	154	141	9	8	25	(22)
Local anaesthetics	223	156	43	34	51	55
Other Pharma Products	135	180	(25)	(31)	31	(44)

Total Pain, Infection and Other
Pharma	746	699	7	2	230	-

Salick Health Care	134	113	19	19	134	19
Astra Tech	94	71	32	11	7	40
Marlow Foods	49	55	(11)	(18)	2	100

Total	9,171	8,658	6	-	4,432	(4)

n/m not meaningful

9 SECOND QUARTER PRODUCT SALES ANALYSIS

	World				US

	2nd Quarter	2nd Quarter	Actual	Constant Currency	2nd Quarter	Actual
	2003	2002	Growth	Growth	2003	Growth
	$m	$m	%	%	$m	%

Gastrointestinal:
Losec	742	1,116	(34)	(39)	320	(52)
Nexium	631	464	36	31	437	25
Others	17	17	-	(12)	3	(40)

Total Gastrointestinal	1,390	1,597	(13)	(18)	760	(25)

Cardiovascular:
Zestril	118	269	(56)	(61)	23	(86)
Seloken	380	206	84	79	291	112
Atacand	152	129	18	6	35	(19)
Plendil	129	97	33	26	50	72
Tenormin	81	96	(16)	(23)	-	-
Crestor	9	-	n/m	n/m	-	n/m
Others	98	92	7	(6)	5	-

Total Cardiovascular	967	889	9	1	404	3

Respiratory:
Pulmicort	239	199	20	13	128	51
Rhinocort	96	81	19	17	68	24
Symbicort	127	68	87	61	-	-
Accolate	25	33	(24)	(27)	15	(35)
Oxis	29	30	(3)	(16)	-	-
Others	36	37	(3)	(17)	-	-

Total Respiratory	552	448	23	13	211	29

Oncology:
Zoladex	213	195	9	-	42	(24)
Casodex	228	148	54	41	72	118
Nolvadex	39	117	(67)	(70)	5	(94)
Arimidex	143	79	81	70	68	94
Iressa	47	-	n/m	n/m	18	n/m
Faslodex	15	8	88	88	15	88
Others	5	6	(17)	(34)	-	-

Total Oncology	690	553	25	15	220	4

CNS:
Seroquel	270	263	3	(1)	185	(11)
Zomig	54	74	(27)	(35)	9	(76)
Others	7	8	(13)	(38)	-	-

Total CNS	331	345	(4)	(9)	194	(21)

Pain, Infection and Other Pharma:
Diprivan	98	111	(12)	(17)	42	(25)
Merrem	80	74	8	5	12	(29)
Local anaesthetics	122	60	103	90	31	182
Other Pharma Products	69	112	(38)	(41)	14	(62)

Total Pain, Infection and Other
Pharma	369	357	3	(2)	99	(18)

Salick Health Care	69	59	17	17	69	17
Astra Tech	50	37	35	13	4	33
Marlow Foods	18	27	(33)	(37)	1	-

Total	4,436	4,312	3	(4)	1,962	(11)

n/m not meaningful

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The profit and loss account and balance sheet set out on pages 10 to 12 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the 2002 Annual Report and Form 20-F. The approximate effects on income and shareholders’ equity of the GAAP differences are shown below.

	1st Half	1st Half
	2003	2002
Income attributable to Shareholders $m	$m	$m

Net income for the period under UK GAAP from continuing
operations	1,598	1,733
Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and
intangibles):
- deemed acquisition of Astra (amortisation and other acquisition adjustments)	(461)	(419)
- others	28	26
Capitalisation less amortisation of interest	3	-
Capitalisation less amortisation of software costs	(45)	(42)
Deferred taxation
- on fair values of Astra	129	115
- others	(49)	(83)
Pension expense	(16)	(27)
Post-retirement benefits/plan amendment	2	2
Share based compensation	(4)	32
Fair value of derivative financial instruments	(11)	37
Deferred income recognition	12	(47)
Unrealised gains on foreign exchange and others	(1)	4

Net income in accordance with US GAAP	1,185	1,331

Net income per Ordinary Share under US GAAP – basic and diluted	$0.69	$0.77

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

	30 June	30 June
Shareholders' equity	2003	2003
	$m	$m

Shareholders' equity under UK GAAP	12,696	10,994

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and
intangibles):
- deemed acquisition of Astra
- goodwill	13,406	12,355
- tangible and intangible fixed assets	7,658	7,737
- others	114	57
Capitalisation, less disposals and amortisation of interest	241	192
Deferred taxation
- on fair value of Astra	(2,300)	(2,310)
- others	(218)	(156)
Dividend	436	398
Pension expense	(287)	(189)
Post-retirement benefits/plan amendment	(22)	(26)
Software costs capitalised	19	68
Fair value of derivative financial instruments	101	87
Deferred income recognition	(2)	(122)
Others	96	93

Shareholders' equity in accordance with US GAAP	31,938	29,178

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual Business Review	2 October 2003

Announcement of third quarter and nine months results	23 October 2003

DIVIDENDS

The record date for the first interim dividend payable on 6 October 2003 (in the UK, Sweden and the US) is 22 August 2003. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 20 August 2003. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in October

Second interim	Announced in January and paid in April.

TRADEMARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Pulmicort Turbuhaler Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Register Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence,	W1K 1LN	S-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
Tel: +44 (0)121 433 8000	Tel: (781) 575 4328	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.